Exhibit 1

Full Year 2013

Earnings Release

19 February 2014

01

Earnings Release

Lisbon, Portugal, 19 February 2013

PT’s consolidated financial statements are prepared in accordance with IFRS as adopted by the European Union, under which the adoption of IFRS 11 Joint Arrangements is mandatory only as from 1 January 2014, although early adoption is allowed. Under IFRS 11, the proportional consolidation of joint controlled entities is no longer possible and equity method of accounting is required. PT decided for the early adoption of IFRS 11, once the adoption of this standard is mandatory for NYSE reporting. Following the early adoption of IFRS 11, PT’s joint control interest in Oi, Contax and controlling entities was accounted by the equity method and prior year information was restated accordingly. In addition, in 2013 the new IAS 19 Post Retirement Benefits (more detail under the section “Other disclosures, changes in accounting policies and estimates”) became effective.

In 2013, consolidated operating revenues amounted to Euro 2,911 million and consolidated EBITDA stood at Euro 1,162 million with an EBITDA margin of 39.9%. Assuming the proportional consolidation of Oi and Contax, international assets would represent 56.5% and 52.1% of PT’s consolidated revenues and EBITDA, respectively. Net income reached Euro 331 million in 2013. In 2013, capex amounted to Euro 589 million, equivalent to 20.2% of revenues, while capex from Portuguese telecommunications businesses stood at Euro 490 million, down by 11.8% y.o.y. In 2013, EBITDA minus capex reached Euro 573 million, while EBITDA minus capex of the Portuguese telecommunications businesses amounted to Euro 601 million. In 2013, operating cash flow stood at Euro 508 million, while free cash flow amounted to Euro 376 million. As at 31 December 2013, net debt adjusted for unused tax credits related to the transfer of the regulated pension plans to the Portuguese State amounted to Euro 4,619 million. In 2013, cost of net debt reached 5.3% and cost of gross debt stood at 4.8%, with an average maturity of 5.5 years as at 31 December 2013.

Consolidated financial highlights (1)	Euro million

	4Q13	4Q12	y.o.y		2013	2012	y.o.y
Operating revenues	735.7	757.6	(2.9)%		2,911.2	3,079.0	(5.4)%
Operating costs (2)	454.4	459.2	(1.0)%		1,748.8	1,788.9	(2.2)%
EBITDA (3)	281.3	298.5	(5.8)%		1,162.4	1,290.1	(9.9)%
EBITDA margin (%) (4)	38.2	39.4	(1.2	)pp	39.9	41.9	(2.0	)pp
Income from operations (5)	89.7	89.2	0.6%		395.6	467.3	(15.3)%
Net income	25.9	40.1	(35.3)%		331.0	225.8	46.6%
Capex	179.2	212.6	(15.7)%		589.0	661.2	(10.9)%
Capex as % of revenues (%)	24.4	28.1	(3.7	)pp	20.2	21.5	(1.2	)pp
EBITDA minus Capex	102.1	85.9	18.9%		573.3	628.9	(8.8)%
Operating cash flow	129.9	164.4	(21.0)%		508.1	577.0	(11.9)%
Free cash flow	53.3	67.3	(20.8)%		375.5	250.6	49.8%
Adjusted net debt (6)	4,619.1	4,565.8	1.2%		4,619.1	4,565.8	1.2%
After-tax unfunded PRB obligations	738.5	625.3	18.1%		738.5	625.3	18.1%
Adjusted net debt / EBITDA (x) (7)	3.5	3.3	0.2	x	3.5	3.3	0.2	x
Basic earnings per share	0.03	0.05	(35.3)%		0.39	0.26	46.9%
Diluted earnings per share (8)	0.03	0.05	(35.3)%		0.39	0.26	46.1%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2)  Operating costs = wages and salaries + direct costs + commercial costs + other operating costs.  (3) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (4) EBITDA margin = EBITDA / operating revenues. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains). (6) Net debt was adjusted for the unused tax credits related to the transfer of the regulated pension plans to the Portuguese State. Following the business combination between PT and Oi, the maintenance of tax losses carry forward computed under the tax consolidation regime (“RETGS”) is subject to approval under the terms of the applicable legislation. (7) Net debt and EBITDA were adjusted to consider the proportional consolidation of Oi and Contax. (8) Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

  |  Earnings Release  |  Full Year 2013

02

Financial Review

Income Statement

Consolidated income statement (1)	Euro million

	4Q13	4Q12	y.o.y	2013	2012	y.o.y
Operating revenues	735.7	757.6	(2.9)%	2,911.2	3,079.0	(5.4)%
Portugal (2)	639.4	660.3	(3.2)%	2,559.6	2,700.5	(5.2)%
Residential	180.1	177.6	1.4%	721.1	711.7	1.3%
Personal	168.4	170.9	(1.5)%	655.2	688.1	(4.8)%
Enterprise	196.5	225.4	(12.8)%	790.8	896.0	(11.7)%
Wholesale, other and eliminations	94.4	86.4	9.3%	392.5	404.7	(3.0)%
Other and eliminations	96.4	97.4	(1.0)%	351.6	378.5	(7.1)%
Operating costs (3)	454.4	459.2	(1.0)%	1,748.8	1,788.9	(2.2)%
Wages and salaries	97.3	103.4	(5.9)%	399.3	413.6	(3.5)%
Direct costs	119.5	112.7	6.0%	458.8	457.4	0.3%
Commercial costs	90.1	84.4	6.7%	310.0	318.6	(2.7)%
Other operating costs	147.6	158.7	(7.0)%	580.7	599.3	(3.1)%
EBITDA (4)	281.3	298.5	(5.8)%	1,162.4	1,290.1	(9.9)%
Post retirement benefits	8.6	14.5	(40.2)%	40.5	57.5	(29.7)%
Depreciation and amortisation	183.0	194.9	(6.1)%	726.3	765.3	(5.1)%
Income from operations (5)	89.7	89.2	0.6%	395.6	467.3	(15.3)%
Other expenses (income)	9.6	(3.7)	n.m.	50.3	(24.5)	n.m.
Curtailment costs, net	(1.3)	0.4	n.m.	127.1	2.4	n.m.
Net losses (gains) on disposal of fixed assets	(0.4)	(1.2)	(69.4)%	(3.4)	(3.5)	(3.2)%
Net other costs (gains)	11.2	(3.0)	n.m.	(73.4)	(23.4)	213.6%
Income before financ. & inc. taxes	80.1	92.9	(13.8)%	345.4	491.8	(29.8)%
Financial expenses (income)	(6.7)	23.8	n.m.	(104.6)	56.1	n.m.
Net interest expenses (income)	63.8	61.1	4.5%	257.4	213.0	20.8%
Equity in earnings of affiliates and joint ventures, net	(95.6)	(49.2)	94.1%	(440.6)	(207.3)	112.6%
Net other financial losses (gains)	25.0	11.9	110.0%	78.6	50.3	56.1%
Income before income taxes	86.8	69.1	25.6%	450.0	435.7	3.3%
Provision for income taxes	(47.4)	(7.1)	n.m.	(62.0)	(125.6)	(50.6)%
Income before non-controlling interests	39.5	62.0	(36.4)%	388.0	310.1	25.1%
Losses (income) attributable to non-controlling interests	(13.5)	(21.9)	(38.2)%	(57.0)	(84.3)	(32.4)%
Consolidated net income	25.9	40.1	(35.3)%	331.0	225.8	46.6%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2)  Businesses in Portugal include wireline and Meo (previously named TMN). (3) Operating costs = wages and salaries + direct costs + commercial costs + other operating costs. (4) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (5) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs (gains).

In 2013, consolidated operating revenues decreased by Euro 168 million to Euro 2,911 million (-5.4% y.o.y). This performance is explained by revenue decline in the Portuguese telecommunications businesses (Euro 141 million) and a lower contribution from other international operations, namely MTC, due to negative currency effect, and Timor Telecom.

In 2013, revenues from Portuguese telecommunications businesses decreased by 5.2% y.o.y to Euro 2,560 million, while service revenues decreased by 5.9% y.o.y, having robustly improved the quarterly trend when comparing the 4Q13 (-3.8% y.o.y) to 3Q13 (-5.8% y.o.y), 2Q13 (-7.0% y.o.y) and 1Q13 (-6.7% y.o.y). Revenue performance continued to be impacted by the pricing and competitive dynamics and by the macroeconomic environment. Against this backdrop, in 2013 PT posted continued growth in the Residential segment and presented improved trends in the Personal segment. Private consumption in Portugal decreased by 2.2% in 3Q13, while PT’s consumer segment, which includes Residential and Personal segments, posted flat revenues in 4Q13, outperforming the market. This performance proves the success of PT’s offering, namely M4O, which is gaining momentum in the market, having reached more than 1.7 million RGUs in February 2014. The Enterprise segment is penalised by competitive dynamics that are impacting pricing environment, namely on mobile services, notwithstanding a remarkable improved performance from SMEs and SOHOs in 4Q13 underpinned by the fixed line business. Revenues from Wholesale, other and eliminations in 2013 decreased by 3.0% y.o.y to Euro 393 million, reflecting lower acesses and capacity revenues and a Euro 10 million decline in the directories business (-27.9% y.o.y) reflecting secular trends.

Other revenues, including intra-group eliminations, decreased by Euro 27 million (-7.1% y.o.y) to Euro 352 million  in 2013, reflecting mainly negative currency effects (Euro 40 million). Adjusting for this effect, other revenues would have increase by Euro 13 million, primarily explained by a higher contribution from MTC, mainly due to higher retail voice revenues and a significant increase in data services, partially offset by a lower contribution from Timor Telecom (Euro 8 million) following the entrance of two new competitors in the market.

Assuming the proportional consolidation of Oi and Contax, total operating revenues would have amounted to Euro 5,988 million in 2013, decreasing by 9.3% y.o.y, with Oi representing Euro 2,660 million. In this context, the contribution from international assets to consolidated operating revenues would have stood at 56.5% in 2013, with Brazil accounting for 51.3%, as compared to 58.4% and 53.3% in 2012, respectively, following the impact of the depreciation of the Brazilian Real against the Euro.

In 2013, consolidated EBITDA decreased by Euro 128 million (-9.9% y.o.y) to Euro 1,162 million, as compared to Euro 1,290 million in 2012, mainly due to: (1) the EBITDA decline in the Portuguese telecommunications businesses (Euro 110 million, -9.1% y.o.y), primarily due to lower revenues (Euro 141 million) as explained above, and (2) the 20.1% y.o.y (Euro 18 million) decrease in EBITDA from other businesses, reflecting the depreciation of the Namibian Dollar and other negative currency effects (Euro 19 million). On a constant currency basis, EBITDA from other businesses would have remained broadly flat at Euro 89 million, as the higher contribution from MTC was offset by a lower contribution from Timor Telecom and CVT. Additionally, excluding the impact of foreign currency movements against the Euro, consolidated EBITDA would have declined by 8.4% y.o.y in 2013.

EBITDA by business segment (1) (2)	Euro million

	4Q13	4Q12	y.o.y		2013	2012	y.o.y
Portugal	268.3	284.8	(5.8)%		1,091.0	1,200.7	(9.1)%
Other	13.0	13.7	(4.8)%		71.3	89.3	(20.1)%
EBITDA	281.3	298.5	(5.8)%		1,162.4	1,290.1	(9.9)%
EBITDA margin (%) (3)	38.2	39.4	(1.2	)pp	39.9	41.9	(2.0	)pp

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) EBITDA margin = EBITDA / operating revenues

In 2013, EBITDA from the Portuguese telecommunications businesses amounted to Euro 1,091 million (-9.1% y.o.y), equivalent to a 42.6% margin, having improved strongly the quarterly trend when comparing the 4Q13 (-5.8% y.o.y) to 3Q13 (-9.1% y.o.y), 2Q13 (-9.7% y.o.y) and 1Q13 (-11.7% y.o.y). The EBITDA performance is the result of the decline in service revenues (Euro 149 million), which have high operating leverage, and also of lower margin in new services provided by the Enterprise segment. In effect, in a context where service revenues minus direct costs declined by Euro 150 million, EBITDA declined only by Euro 110 million, reflecting a continuous focus on cost cutting and efficiency gains. EBITDA performance in Portugal was also penalised by a continuous decline in the directories business.

Assuming the proportional consolidation of Oi and Contax, EBITDA would have amounted to Euro 2,122 million in 2013, decreasing by 6.5% y.o.y, with Oi representing Euro 896 million. In this context, international assets would have represented 52.1% of PT’s consolidated EBITDA in 2013, with the Brazilian businesses accounting for 45.1% of EBITDA in the period, as compared to 50.4% and 43.0% in 2012, respectively.

Post retirement benefits costs decreased from Euro 58 million in 2012 to Euro 40 million in 2013, reflecting the reduction in the discount rates undertaken at the end of 2012, leading to a lower net interest cost in 2013.

Depreciation and amortisation costs amounted to Euro 726 million in 2013, compared to Euro 765 million in 2012, a reduction that reflects lower depreciation and amortisation costs in the Portuguese telecommunications businesses (Euro 34 million), explained by the decline in capex occurred in the last years against the backdrop of the investments in future proof technologies and network undertaken in previous years, namely in FTTH and 4G-LTE coverage.

Curtailment costs amounted to Euro 127 million in 2013 reflecting mainly a redundancy programme of approximately 400 employees implemented in 2Q13.

Net gains on disposals of fixed assets remained stable at Euro 3 million in 2013 compared to 2012.

Net other gains amounted to Euro 73 million in 2013, compared to Euro 23 million in 2012. In 2013, this caption includes: (1) a gain resulting from the settlement of contractual obligations related to the acquisition of the investment in Oi in 2011, by a lower amount than the liability initially recognised; (2) a gain related to the wireline Concession Agreement, and (3) certain provisions and adjustments recognised in order to adjust the carrying value of certain assets to the corresponding recoverable amounts. In 2012, this caption included a gain related to the net compensation for prior years costs supported by PT with the universal service obligation under the Concession Agreement, net of provisions and adjustments, recognised in order to adjust the carrying value of certain assets to the corresponding recoverable amounts.

Net interest expenses increased to Euro 257 million in 2013 as compared to Euro 213 million in 2012, reflecting primarily an increase in the average cost of net debt (Euro 40 million), from 4.4% in 2012 to 5.3% in 2013, mainly as a result of a lower return on cash applications and, to a lesser extent, an increase in the cost of gross debt from 4.5% in 2012 to 4.8% in 2013.

Equity in earnings of affiliates and joint ventures, which includes PT’s share in the earnings of associated companies and also joint ventures that are now accounted for by the equity method following the adoption of IFRS 11, amounted to Euro 441 million in 2013, including a Euro 310 million gain related to the disposal of the investment in CTM. Adjusting for this impact and PT’s share in the earnings of CTM in 2012 (Euro 26 million), equity in earnings of affiliates and joint ventures would have amounted to Euro 130 million in 2013, a decrease from Euro 181 million in 2012, mainly reflecting: (1) lower earnings from Oi, as higher depreciation and amortisation costs and interest expenses more than offset the gain recorded in connection with the disposal of its cable submarine operation, and (2) a lower contribution from African equity assets due to changes in corporate tax and currency effects in 2013, as operationally equity investments continue to perform positively.

Net other financial losses, which include net foreign currency losses, net losses on financial assets and net other financial expenses, increased from Euro 50 million in 2012 to Euro 79 million in 2013, reflecting primarily: (1) higher foreign currency losses (Euro 20 million), mainly due to the impact of the depreciation of the US Dollar against the Euro, and (2) higher net other financial expenses mainly related to certain banking services.

Income taxes decreased to Euro 62 million in 2013, as compared to Euro 126 million in 2012, due to lower taxable earnings across all businesses, reflecting higher curtailment charges and interest expenses, that more than offset the negative impact of Euro 32 million resulting from the change in the statutory tax rate in Portugal, from 25% to 23% as from 2014, as a result of which certain deferred tax assets were re-measured based on the new tax rate.

Income attributable to non-controlling interests amounted to Euro 57 million in 2013 and Euro 84 million in 2012. The reduction of Euro 27 million reflects a lower income attributable to non-controlling interests of: (1) the African businesses (Euro 21 million), mainly due to corporate tax and currency effects, and (2) Timor Telecom (Euro 5 million).

Net income amounted to Euro 331 million in 2013 compared to Euro 226 million in 2012. This increase is explained primarily by: (1) the gain recorded in connection with the sale of the investment in CTM; (2) lower depreciation and amortisation expenses at Portuguese operations, and (3) higher non-recurrent gains. These effects were partially offset by: (1) lower EBITDA from Portuguese telecommunications businesses; (2) the curtailment costs reflecting a redundancy programme of approximately 400 employees; (3) higher interest expenses at Portuguese operations, reflecting an increase in the cost of debt and a lower return on cash applications, and (4) a reduction in PT’s share in the earnings of equity assets and joint ventures.

Capex

Capex amounted to Euro 589 million in 2013, equivalent to 20.2% of revenues, as compared to Euro 661 million in 2012. This decrease is explained by a lower contribution from Portuguese telecommunications businesses (Euro 66 million), which stood at Euro 490 million in 2013, reflecting: (1) lower customer related capex, explained by lower unitary equipment costs and lower churn across the pay-TV and broadband services, and (2) lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks. Capex in the Portuguese telecommunications businesses is expected to be more demand driven, given the recent investments in the modernisation of the networks and in technology, and in 2014 should be below Euro 400 million. Capex from other businesses decreased by 6.3% y.o.y to Euro 99 million in 2013, reflecting mainly the impact of the depreciation of the Namibian Dollar against the Euro (Euro 8 million).

Capex by business segment (1)	Euro million

	4Q13	4Q12	y.o.y		2013	2012	y.o.y
Portugal	153.3	185.0	(17.2)%		490.0	555.5	(11.8)%
Other	25.9	27.5	(6.1)%		99.1	105.7	(6.3)%
Total capex	179.2	212.6	(15.7)%		589.0	661.2	(10.9)%
Capex as % of revenues	24.4	28.1	(3.7	)pp	20.2	21.5	(1.2	)pp

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Cash Flow

In 2013, operating cash flow stood at Euro 508 million as compared to Euro 577 million in 2012. This decline in operating cash flow (Euro 69 million) is explained by a lower EBITDA minus Capex (Euro 56 million), mainly related to Portuguese telecommunications businesses, and a higher investment in working capital  (Euro 16 million).

Free cash flow (1)	Euro million

	4Q13	4Q12	y.o.y	2013	2012	y.o.y
EBITDA minus Capex	102.1	85.9	18.9%	573.3	628.9	(8.8)%
Non-cash items	9.0	5.5	62.4%	25.8	23.3	11.0%
Change in working capital	18.8	73.0	(74.2)%	(91.1)	(75.1)	21.3%
Operating cash flow	129.9	164.4	(21.0)%	508.1	577.0	(11.9)%
Interests	(25.5)	(57.0)	(55.2)%	(230.3)	(236.6)	(2.7)%
Net reimbursements (contributions) to pension funds (2)	(1.2)	(4.8)	(75.6)%	(20.6)	(26.7)	(22.6)%
Paym. to pre-retired, suspended employees and other	(41.3)	(44.2)	(6.7)%	(158.6)	(160.5)	(1.2)%
Income taxes	(14.5)	5.4	n.m.	(60.9)	(54.9)	10.9%
Dividends received	26.0	18.8	38.7%	114.7	265.1	(56.7)%
Disposal of CTM	0.0	0.0	n.m.	335.7	0.0	n.m.
Other cash movements	(20.2)	(15.2)	32.7%	(112.5)	(112.8)	(0.2)%
Free cash flow	53.3	67.3	(20.8)%	375.5	250.6	49.8%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) In 2013 and 2012, this caption includes payments related to the transferred regulated pension plans to the Portuguese State amounting to Euro 21.8 million and Euro 25.5 million, respectively.

In 2013, consolidated free cash flow amounted to Euro 376 million, while in 2012 stood at Euro 251 million, reflecting primarily the proceeds from the sale of CTM, amounting to Euro 336 million. This effect was partially offset by: (1) a lower operating cash flow (Euro 69 million), as referred to above, and (2) lower dividends received from affiliated companies (Euro 150 million), mainly related to the dividends received from Unitel in 2012 (Euro 50 million) and lower dividends received from Oi in 2013 (Euro 98 million), reflecting the R$3 billion dividends paid by Oi in 2012 (R$ 2 million relating to the year 2011 and R$1 billion as an advance over 2012 profits) as compared to R$1.5 billion paid in 2013 (the remaining R$ 1 billion relating to the year 2012 and R$0.5 billion as an advance over 2013 profits).

Consolidated Net Debt

Consolidated net debt adjusted for unused tax credits related to payments made to the Portuguese State in connection with the pensions transaction amounted to Euro 4,619 million as at 31 December 2013, stable when compared to Euro 4,620 million as at 30 September 2013. Total consolidated net debt amounted to Euro 4,798 million as at 31 December 2013, as compared to Euro 4,760 million as at 31 December 2012, an increase of Euro 38 million reflecting primarily the dividends paid by PT to its shareholders (Euro 285 million) and by PT’s subsidiaries to non-controlling interests (Euro 32 million) and also a negative effect resulting from the depreciation of certain foreign currencies against the Euro (Euro 75 million), namely the impact of the depreciation of the Brazilian Real against the Euro on cash and cash equivalents at the Brazilian holding companies that held the investments directly in Oi and Contax. These effects were partially offset by the positive free cash flow generated in the period (Euro 376 million).

Change in net debt (1)	Euro million

	4Q13	4Q12	2013	2012
Net debt (initial balance)	4,809.5	4,816.6	4,760.3	4,294.0
Less: free cash flow	53.3	67.3	375.5	250.6
Translation effect on foreign currency debt	35.5	0.0	75.0	0.0
Dividends paid by PT	0.0	0.0	284.7	569.3
Other (2)	6.4	11.0	53.6	147.7
Net debt (final balance)	4,798.1	4,760.3	4,798.1	4,760.3
Less: Tax effect on unfunded post retirement benefits obligations (3)	1 78.9	194.5	178.9	194.5
Adjusted net debt (final balance)	4,619.1	4,565.8	4,619.1	4,565.8
Change in net debt	(11.5)	(56.3)	37.7	466.4
Change in net debt (%)	(0.2)%	(1.2)%	0.8%	10.9%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) This caption includes a payment made in 1Q12 in connection with the 4G-LTE license acquired in Portugal, the dividends paid by PT’s subsidiaries to non-controlling interests. (3) This caption corresponds to the unused tax credits on the amounts paid to the Portuguese State in December 2011 and 2012 under the transfer of unfunded pension obligations. Following the business combination between PT and Oi, the maintenance of tax losses carry forward computed under the tax consolidation regime (“RETGS”) is subject to approval under the terms of the applicable legislation.

As at 31 December 2013, total consolidated gross debt amounted to Euro 7,371 million, of which 79.8% was medium and long-term, reflecting the 2020 one billion Eurobond issued in 2Q13, and 81.6% was set at fixed rates. The amount of cash available plus the undrawn amount of PT’s committed commercial paper lines and facilities totalled Euro 3,257 million at the end of December 2013, which includes Euro 683 million of undrawn committed commercial paper lines and facilities.

PT’s average cost of net debt stood at 5.3% in 2013, compared to 4.4% in 2012, reflecting a lower return on cash applications and also a higher cost of gross debt, which stood at 4.8% in 2013 and 4.5% in 2012. The increase in the cost of gross debt is explained primarily by the bonds issued in July and October 2012 bearing interest at annual rates of 6.25% and 5.875%, respectively. The maturity of PT’s net debt was 5.5 years as at 31 December 2013, benefiting from the 1 billion 7-year Eurobond issued in May 2013 and the repayment in April 2013 of the 1 billion Eurobond issued in 2009.

Post Retirement Benefit Obligations

As at 31 December 2013, the projected post retirement benefit obligations (PBO) related to pension complements and healthcare amounted to Euro 494 million and the market value of assets under management amounted to Euro 386 million, compared to Euro 503 million and Euro 399 million as at 31 December 2012, respectively. In addition, PT had liabilities in the form of salaries due to suspended and pre-retired employees amounting to Euro 852 million as at 31 December 2013 and Euro 730 million as at 31 December 2012, which are not subject to any legal funding requirement. These monthly salaries are paid directly by PT to the beneficiaries until retirement age. As a result, total gross unfunded obligations from Portuguese businesses amounted to Euro 959 million and after-tax unfunded obligations amounted to Euro 739 million. PT’s post retirement benefits plans for pensions and healthcare in Portugal are closed to new participants.

Total gross unfunded obligations increased by Euro 125 million to Euro 959 million as at 31 December 2013, reflecting primarily curtailment charges (Euro 127 million), post retirement benefit costs (Euro 19 million) and net actuarial losses recorded in the period (Euro 139 million), mainly as a result of an one year increase of the legal retirement age, which more than offset payments of salaries to suspended and pre-retired employees, amounting to Euro 159 million in 2013.

Post retirement benefit obligations (1)	Euro million

	31 December 2013	31 December 2012
Pensions obligations	117.2	127.3
Healthcare obligations	376.5	375.4
PBO of pension and healthcare obligations	493.7	502.7
Market value of funds	(386.3)	(399.4)
Unfunded pensions and healthcare obligations	107.4	103.3
Salaries to suspended and pre-retired employees	851.7	730.4
Gross unfunded obligations from Portuguese businesses	959.0	833.7
After-tax unfunded obligations from Portuguese businesses	738.5	625.3

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Change in gross unfunded obligations (1)	Euro million

	2013	2012
Gross unfunded obligations (initial balance)	833.7	911.9
Post retirement benefits costs (PRB) (2)	18.7	35.2
Curtailment cost	127.1	2.4
Net reimbursements (contributions) to pension funds	(1.3)	(1.2)
Salary payments to pre-retired, suspended employees and other	(158.6)	(160.5)
Net actuarial (gains) losses	139.5	45.9
Gross unfunded obligations (final balance)	959.0	833.7

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) In 2013 and 2012, this caption excludes the service cost associated with active employees who were entitled to pension benefits related to the regulated pension plans transferred to the Portuguese State amounting to Euro 21.8 million and Euro 22.3 million, respectively.

Equity

As at 31 December 2013, shareholders’ equity excluding non-controlling interests amounted to Euro 1,641 million, representing a decrease of Euro 663 million in 2013, when compared to Euro 2,305 million as at 31 December 2012. This decrease is primarily explained by: (1) negative foreign currency translation adjustments generated in the period (Euro 601 million), which mainly relate to the impact of the depreciation of the Brazilian Real against the Euro; (2) dividends paid to PT’s shareholders in May 2013 (Euro 278 million), and (3) net actuarial losses recorded in the period (Euro 118 million, net of taxes). These effects more than offset the net income generated in the period amounting to Euro 331 million.

Change in shareholders’ equity (excluding non-controlling interests) (1)	Euro million

2013
Equity before non-controlling interests (initial balance)	2,304.6
Net income	331.0
Net currency translation adjustments	(601.1)
Dividends paid by PT	(277.9)
Net actuarial gains (losses), net of taxes	(118.0)
Other	2.8
Equity before non-controlling interests (final balance)	1,641.3
Change in equity before non-controlling interests	(663.3)
Change in equity before non-controlling interests (%)	(28.8)%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Consolidated Statement of Financial Position

Consolidated statement of financial position (1)	Euro million

	31 December 2013	31 December 2012
Cash and equivalents	2,573.1	2,614.8
Accounts receivable, net	1,170.7	1,1 96.7
Inventories, net	85.9	104.9
Financial investments	2,941.8	3,399.6
Intangible assets, net	1,098.3	1,183.2
Tangible assets, net	3,438.5	3,578.9
Accrued post retirement asset	1.8	1.6
Other assets	80.2	126.6
Deferred tax assets and prepaid expenses	630.1	622.8
Total assets	12,020.4	12,829.1
Accounts payable	587.7	682.0
Gross debt	7,371.1	7,375.1
Accrued post retirement liability	960.9	835.4
Other liabilities	742.7	861.8
Deferred tax liabilities and deferred income	491.1	537.5
Total liabilities	10,153.6	10,291.8
Equity before non-controlling interests	1,641.3	2,304.6
Non-controlling interests	225.5	232.7
Total shareholders’ equity	1,866.8	2,537.3
Total liabilities and shareholders’ equity	12,020.4	12,829.1

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

Total assets decreased to Euro 12.0 billion as at 31 December 2013 compared to Euro 12.8 billion as at 31 December 2012, reflecting the impact of the depreciation of the Brazilian Real against the Euro on PT’s investment in Oi and Contax (Euro 0.5 billion) and the dividends paid in 2Q13 to PT’s shareholders (Euro 0.28 billion). Total liabilities stood at Euro 10.2 billion as at 31 December 2013 compared to Euro 10.3 billion as at 31 December 2012.

03

Operational Review

Portuguese Telecommunications Businesses

On 27 January 2014, MEO became the only PT brand for the consumer segment (residential and mobility). All services rendered by TMN are now provided under the MEO brand. In carrying through this transformation, PT took into consideration the consumption trends of its customers, as well as its strategy for the consumer area, including the residential and personal segments, which consists of the investment in fixed-mobile convergence and in convergence of services, namely voice, internet and TV. Also following a rationale of convergence in the enterprise sector, PT now addresses the market under the brand PT Empresas, which aggregates the services hitherto provided by PT Negócios and PT Prime. This new convergence positioning incorporates Portugal Telecom’s innovation and technology strategy that aims at improving the lives of its customers, through its unique ability of integrating different technologies, terminals and convergent services. Additionally, the unification of brands will allow Portugal Telecom to continue promoting efficiency and enhancing the profitability of its assets.

PT invested in four key areas in order to prepare itself for convergence, namely: (1) state-of-the-art network with integrated management for fixed-mobile network; (2) storage and processing, with the inauguration of one of the most efficient data centres in the world and the creation of partnerships to deliver the best cloud solutions; (3) customer touch points, with the integration of fixed and mobile stores under a unique concept and a single CRM software with a 360º customer vision, and (4) multi-platform apps, to enhance customers experience.

In 4Q13, the Portuguese telecommunications businesses continued to show stable customer growth, with the fixed retail customers growing by 2.1% y.o.y to 5,158 thousand (net additions reached 20 thousand in 4Q13), and mobile customers up by 3.9% y.o.y to 7,896 thousand (89 thousand net additions in 4Q13 mainly driven by postpaid, reflecting 143 thousand postpaid net additions), on the back of the success of PT’s offering, namely M4O, which continued gaining momentum, having reached 1.7 million RGUs in February 2014.

Portuguese operating data

	4Q13	4Q12	y.o.y		2013	2012	y.o.y
Fixed retail accesses (‘000)	5,158	5,052	2.1%		5,158	5,052	2.1%
PSTN/ISDN	2,549	2,604	(2.1)%		2,549	2,604	(2.1)%
Broadband customers	1,294	1,225	5.6%		1,294	1,225	5.6%
Pay-TV customers	1,315	1,223	7.5%		1,315	1,223	7.5%
Mobile Customers (‘000)	7,896	7,598	3.9%		7,896	7,598	3.9%
Postpaid	2,925	2,469	18.5%		2,925	2,469	18.5%
Prepaid	4,971	5,129	(3.1)%		4,971	5,129	(3.1)%
Net additions (‘000)
Fixed retail accesses	20	45	(55.2)%		105	257	(59.1)%
PSTN/ISDN	(15)	(5)	(182.1)%		(55)	(43)	(27.6)%
Broadband customers	14	25	(44.1)%		69	119	(42.1)%
Pay-TV customers	21	25	(17.4)%		91	181	(49.6)%
Mobile Customers	89	212	(58.0)%		298	154	93.3%
Postpaid	143	6	n.m.		456	91	n.m.
Prepaid	(54)	207	(126.1)%		(158)	63	n.m.
Data as % of mobile service revenues (%)	37.2	34.3	2.9	pp	36.5	32.6	3.9	pp

Growth of fixed retail customers was underpinned by a solid performance of MEO with pay-TV customers up by 7.5% y.o.y to 1,315 thousand (net additions of 21 thousand in 4Q13), confirming the continued success and the attractiveness of MEO in the Portuguese market, even against a backdrop of difficult economic environment and already high penetration of pay-TV. PT’s triple-play customers (voice, broadband and pay-TV) accounted for 31 thousand net additions in 4Q13 reaching 952 thousand customers (up by 14.3% y.o.y).

In 4Q13, mobile customers benefited from the performance of postpaid customers, which grew by 18.5% y.o.y to 2,925 thousand (143 thousand net additions in 4Q13), benefiting from the launch of the convergent offer M4O, which continue to leading to a prepaid to postpaid migration in mobile customer base, and from the growth of the “unlimited” tariff plans (+11.8% y.o.y in 4Q13). The “Moche” tariff plans also continued to show solid growth trends (+18.0% y.o.y in 4Q13 to 1,926 thousand).

Residential

In 4Q13, residential retail accesses or retail revenue generating units (RGUs) increased by 1.3% y.o.y, reaching 3,892 thousand, with pay-TV and broadband accesses already accounting for 57.2% of total residential retail accesses as at 31 December 2013. In 4Q13, retail net additions reached 14 thousand, as a result of: (1) growth of the pay-TV service, which accounted for 12 thousand net additions, and (2) 8 thousand net adds of fixed residential broadband, reflecting the continued growth in triple-play and quadruple-play bundles. MEO reached 1,179 thousand pay-TV customers (+3.8% y.o.y), while fixed residential broadband reached 1,049 thousand customers. Unique customers in the residential segment reached 1,842 thousand while triple-play customers stood at 839 thousand (+9.1% y.o.y) and already represented 45.6% of PT’s residential customers, extending its leadership in this market. The continued and sustainable growth of triple and quadruple-play bundles have led to a stable ARPU of Euro 31.6 and to an increase of RGU’s per unique customer from 2.04 in 4Q12 to 2.11 in 4Q13, despite a lower contribution from other value added services.

Residential operating data

	4Q13	4Q12	y.o.y		2013	2012	y.o.y
Fixed retail accesses (‘000)	3,892	3,841	1.3%		3,892	3,841	1.3%
PSTN/ISDN	1,665	1,692	(1.6)%		1,665	1,692	(1.6)%
Broadband customers	1,049	1,015	3.3%		1,049	1,015	3.3%
Pay-TV customers	1,179	1,135	3.8%		1,179	1,135	3.8%
Unique customers	1,842	1,881	(2.1)%		1,842	1,881	(2.1)%
Net additions (‘000)
Fixed retail accesses	14	51	(73.1)%		51	284	(82.2)%
PSTN/ISDN	(6)	9	(168.6)%		(27)	18	(252.2)%
Broadband customers	8	20	(60.8)%		34	104	(67.4)%
Pay-TV customers	12	21	(45.3)%		44	162	(73.1)%
ARPU (Euro)	31.6	31.6	(0.1)%		31.7	31.6	0.3%
Non-voice revenues as % of revenues (%)	67.1	64.3	2.7	pp	66.0	63.4	2.5	pp

As of 11 January 2013, in line with its strategy for the Residential and Personal segment which focuses on the fixed-mobile and services convergence as referred to above, PT presented its first quadruple-play offer: M4O, which is a truly fixed-mobile convergent service, including pay-TV, broadband and fixed and mobile voice. M4O offers 120 channels, up to 100 Mbps broadband speed (24 Mbps of broadband speed over ADSL 2+), unlimited calls and two to four mobile SIM cards including unlimited voice and SMS to all national wireline and wireless networks, on the back of PT’s 3G and 4G-LTE networks. In July, M4O was also made available through Satellite, which allowed PT to expand this convergent offer throughout the entire country. M4O Satellite offers the same package, with the only difference being the channel offering. PT also launched a new package named M3O that allows the customer to choose the same features as M4O, but without the internet access for a monthly fee that is Euro 15 lower. As a result of PT’s continued investment, MEO achieved an award by Publivaga Marktest as the most remembered brand, among all sectors, by the Portuguese in 2013, with MEO positioning itself as one of the strongest brands in the country. Additionally, in September 2013, MEO was awarded by Meios e Publicidade, an independent Portuguese specialised magazine, as the brand of the year.

Revenues in the Residential segment reached Euro 180 million, up by 1.4% y.o.y. Service revenues continued to slow down due to: (1) increased competitive aggressiveness, namely in terms of pricing; (2) already high pay-TV penetration, and (3) shifting of market share gains coming from pay-TV market expansion in price sensitive segments, notwithstanding positive net adds. This performance was achieved on the back of the continued strong performance of MEO triple-play offer and M4O, resulting in an increase in RGU’s per unique customer. As a result of the higher penetration of triple and quadruple-play offers, the weight of non-voice services in Residential service revenues stood at 67.1% (+2.7pp y.o.y) in 4Q13 and the weight of flat revenues stood at 88.6% (+0.4pp y.o.y).

Personal

In 4Q13, mobile Personal customers, including voice and broadband customers, continued to show a strong performance having increased by 5.1% y.o.y to 6,330 thousand. In 4Q13, mobile Personal customers registered 76 thousand net additions underpinned by the solid performance in postpaid (119 thousand net additions in 4Q13). This performance is anchored on the strong commercial success of M4O, which is supporting the transformation of the Portuguese mobile market by introducing convergence which allows additional differentiation of commercial offers, while at the same time is shifting the focus from prepaid to postpaid. In fact, according to Anacom, PT has gained market share in 3Q13 for the fourth consecutive quarter (+2.4pp), unlike the competition. The results obtained show a solid and continued growth in fixed and mobile RGUs. As at February 2014, M4O total RGUs amounted to 1.7 million. M4O offer is proving to attract new customers as 58% subscribe two SIM cards, 22% three SIM cards and 20% four SIM cards. Net disconnections of prepaid customers stood at 43 thousand in 4Q13, notwithstanding the successful commercial performance of the “Moche” tariff plans, following the new positioning implemented in 2012.

Personal operating data

	4Q13	4Q12	y.o.y		2013	2012	y.o.y
Mobile Customers (‘000)	6,330	6,024	5.1%		6,330	6,024	5.1%
Postpaid	1,533	1,093	40.2%		1,533	1,093	40.2%
Prepaid	4,797	4,931	(2.7)%		4,797	4,931	(2.7)%
Net additions (‘000)	76	218	(64.9)%		306	92	233.2%
Postpaid	119	11	n.m.		440	30	n.m.
Prepaid	(43)	207	(120.6)%		(133)	62	n.m.
MOU (minutes)	103	92	11.4%		98	93	5.4%
ARPU (Euro)	7.4	8.2	(10.7)%		7.6	8.7	(12.5)%
Customer	6.9	7.7	(11.0)%		7.1	8.0	(10.9)%
Interconnection	0.5	0.5	(7.3)%		0.5	0.7	(30.5)%
SARC (Euro)	24.4	25.4	(4.2)%		24.6	27.9	(11.6)%
Data as % of service revenues (%)	36.3	34.2	2.1	pp	35.8	33.2	2.6	pp

In 4Q13, customer revenues in the Personal segment declined by 4.7% y.o.y to Euro 130 million, improving when compared to 3Q13 (-5.6% y.o.y), 2Q13 (-7.4% y.o.y), 1Q13 (-8.6% y.o.y) and 4Q12 (-9.1% y.o.y), despite the challenging competitive dynamics. This sequential improvement was achieved on the back of: (1) flat fee customer growth and increased weight of flat fee customer revenues (43.0%, +11.2pp y.o.y), underpinned by M4O and “unlimited” tariff plans performance, and (2) increased data revenues explained by increased Smartphone penetration as PT delivers a comprehensive Smartphone portfolio, and “internetnotelemovel” revenues. The decline in customer revenues reflected lower and volatile recharges as a result of difficult economic conditions, price competition and migration to lower tariff plans. Interconnection revenues declined by 0.8% y.o.y to Euro 10 million in 4Q13, contributing to a total decline of service revenues of 4.5% y.o.y (-6.7% y.o.y in 3Q13, -10.0% y.o.y in 2Q13, -11.4% y.o.y in 1Q13 and -11.9% y.o.y in 4Q12). In effect, MTRs which declined throughout 2012, from Euro 3.50 cents to Euro 1.27 cents as from 31 December 2012, averaged out and contributed to an improvement of interconnection revenues throughout 2013 (-0.8% y.o.y in 4Q13, -20.6% y.o.y in 3Q13 and -37.9% y.o.y in 2Q13). ARPU of the personal segment declined 10.7% y.o.y to Euro 7.4, improving when compared to 3Q13 (-12.5% y.o.y). Customer ARPU stood at Euro 6.9 (-11.0% y.o.y). The weight of non-voice revenues in service revenues stood at 36.3% in 4Q13 (+2.1pp y.o.y), reflecting the solid performance of data packages “internetnotelemovel”.

Enterprise

The Enterprise customer segment (B2B segment) includes mobile and fixed, voice and data and convergent and integrated IT offers provided to large corporate and to small and medium size businesses. In this customer segment, PT aims at growing its revenue base beyond connectivity and legacy services by seizing the ICT opportunity, including cloud, outsourcing and BPO, on the back of cutting-edge solutions for companies and future-proof data centre and FTTH and 4G-LTE networks investments to meet demand for high bandwidth services and virtualisation.

In 4Q13, the competitive pressure deteriorated leading to an even more significant price decline, more visible in mobile voice. Notwithstanding this competitive backdrop and adverse economic conditions, fixed revenues from small and medium size businesses increased by the second consecutive quarter in 4Q13, partially offsetting its mobile revenues decline, as PT continued to gain operational momentum in this business segment, maintaining a leading position in all services: voice (fixed and mobile), broadband (fixed and mobile) and TV.  In what concerns the corporate segment, PT has developed several key initiatives in 4Q13 to continue the business transformation in place, such as the reinforcement of its IT / IS / Cloud strategy, with initial partnerships and contracts established with key customers and offer simplification and streamlining of sales processes of VoIP solutions / Unified Communications. PT will also leverage on its new leading-edge Data Centre to underpin a differentiated cloud computing offering for companies, in close cooperation with its leading industry partners, in order to crystallise the benefits of consolidation, virtualisation and standardisation for customers.

Operating revenues of the Enterprise customer segment declined by 12.8% y.o.y to Euro 196 million in 4Q13, penalised by the Corporate segment, impacted by: (1) the public administration strong cost cut initiatives and significant reduction in investments in new projects throughout 2013; (2) the large corporate cost reduction initiatives, more visible in certain sectors, such as banking and financial services and pharmacies, and (3) intense price competition across the various segments, mainly in mobile. It is worth highlighting that revenues from small and medium size businesses improved the trend in 4Q13 when comparing to previous quarters, with fixed revenues increasing for the second consecutive quarter and partially compensating mobile revenues decline. Notwithstanding the economic environment, PT maintained a solid leadership, both in large corporate and in small and medium size businesses, anchored on its distinctive products and services to both market segments as referred to above, leveraged in its state-of-the-art Data Centre. In 4Q13, non-voice services represented 57.8% of Enterprise retail revenues, up by 3.6pp y.o.y.

Enterprise operating data

	4Q13	4Q12	y.o.y		2013	2012	y.o.y
Fixed retail accesses (‘000)	1,077	1,019	5.8%		1,077	1,019	5.8%
PSTN/ISDN	701	725	(3.3)%		701	725	(3.3)%
Broadband customers	242	207	16.9%		242	207	16.9%
Pay-TV customers	134	86	54.9%		134	86	54.9%
Retail RGU per access	1.54	1.41	9.3%		1.54	1.41	9.3%
Mobile Customers (‘000)	1,516	1,514	0.2%		1,516	1,514	0.2%
Net additions (‘000)
Fixed retail accesses	8	(5)	255.8%		59	(68)	186.0%
PSTN/ISDN	(7)	(13)	46.2%		(24)	(101)	76.6%
Broadband customers	6	4	38.7%		35	15	137.6%
Pay-TV customers	9	4	135.7%		47	18	158.7%
Mobile Customers	17	(2)	n.m.		2	69	(96.6)%
ARPU (Euro)	21.4	23.4	(8.6)%		21.3	23.8	(10.7)%
Non-voice revenues as % of revenues (%)	57.8	54.2	3.6	pp	54.4	50.3	4.1	pp

Consolidated financial performance in Portugal

In 4Q13, revenues from Portuguese telecommunications businesses declined by Euro 21 million (-3.2% y.o.y) to Euro 639 million, reflecting the revenue decline at the Enterprise customer segment (Euro 29 million, -12.8% y.o.y), as this segment is still being penalised by pricing pressure and economic backdrop, notwithstanding a positive performance from SMEs. Revenues in the Residential segment increased by 1.4% y.o.y in 4Q13 to Euro 180 million, continuing to show growth on the back of positive net adds due to PT’s differentiated offer, notwithstanding already high pay-TV penetration, increased competition, namely in terms of pricing, and the shifting of market share gains coming from pay-TV market expansion in price sensitive segments. Personal revenues decreased by 1.5% y.o.y to Euro 168 million in 4Q13, underpinned by sales and by a continued improved trend in service revenues, that declined by 4.5% y.o.y to Euro 139 million. Wholesale, other and eliminations revenues were up to Euro 94 million (+9.3% y.o.y), benefiting from higher revenues associated with certain traffic contracts and higher ULL revenues, notwithstanding a Euro 2.5 million decline in the directories business (-30.0% y.o.y) reflecting secular trends and against a backdrop of increased popularity of alternative online reference tools.

Albeit revenue performance continued to be impacted by competitive dynamics and by an aggressive pricing environment, it can be observed improved trends in the Personal segment and a slowdown in service revenues of the residential segment. Private consumption in Portugal decreased by 2.2% in 3Q13, while PT’s consumer segment revenues, which includes Residential and Personal segments, remained stable in 4Q13 (0.0% y.o.y). This performance was achieved on the back of strong commercial dynamics across all sales channels. In 4Q13, revenues in Portugal were also penalised by adverse regulation movements (Euro 9 million), including lower MTRs (Euro 4 million) and roaming (Euro 1 million). In October 2013, domestic interconnection revenue per minute for calls terminated on PT’s fixed network decreased around 72%, from Euro 0.40 cents to Euro 0.11 cents, contributing to a negative impact in revenues (Euro 2.3 million). Excluding all regulation effects, revenues would have decreased by 1.8% y.o.y in 4Q13.

Portuguese telecommunications businesses financial information (1)	Euro million

	4Q13	4Q12	y.o.y		2013	2012	y.o.y
Operating revenues	639.4	660.3	(3.2)%		2,559.6	2,700.5	(5.2)%
Residential	180.1	177.6	1.4%		721.1	711.7	1.3%
Service revenues	175.5	176.4	(0.5)%		711.3	700.1	1.6%
Sales and other revenues	4.6	1.2	279.4%		9.9	11.5	(14.3)%
Personal	168.4	170.9	(1.5)%		655.2	688.1	(4.8)%
Service revenues	139.2	145.7	(4.5)%		559.4	609.3	(8.2)%
Customer revenues	129.7	136.1	(4.7)%		524.5	561.4	(6.6)%
Interconnection revenues	9.5	9.6	(0.8)%		34.9	47.9	(27.1)%
Sales and other	29.2	25.2	16.0%		95.8	78.8	21.5%
Enterprise	196.5	225.4	(12.8)%		790.8	896.0	(11.7)%
Wholesale, other and eliminations	94.4	86.4	9.3%		392.5	404.7	(3.0)%
Operating costs	371.1	375.5	(1.2)%		1,468.6	1,499.8	(2.1)%
Wages and salaries	56.7	59.2	(4.3)%		232.7	241.8	(3.7)%
Direct costs	118.9	115.5	3.0%		458.5	457.1	0.3%
Commercial costs	85.1	74.6	14.0%		294.3	292.2	0.7%
Other operating costs	110.4	126.2	(12.5)%		483.0	508.7	(5.1)%
EBITDA (2)	268.3	284.8	(5.8)%		1,091.0	1,200.7	(9.1)%
Post retirement benefits	8.6	14.4	(40.4)%		40.3	57.4	(29.8)%
Depreciation and amortisation	164.0	170.6	(3.9)%		647.0	681.2	(5.0)%
Income from operations (3)	95.7	99.7	(4.0)%		403.8	462.2	(12.6)%
EBITDA margin (4)	42.0%	43.1%	(1.2	)pp	42.6%	44.5%	(1.8	)pp
Capex	153.3	185.0	(17.2)%		490.0	555.5	(11.8)%
Capex as % of revenues	24.0%	28.0%	(4.0	)pp	19.1%	20.6%	(1.4	)pp
EBITDA minus Capex	115.0	99.7	15.3%		601.1	645.3	(6.9)%

(1) 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”. (2) EBITDA = income from operations + post retirement benefits + depreciation and amortisation. (3) Income from operations = income before financials and income taxes + curtailment costs + losses (gains) on disposal of fixed assets + net other costs. (4) EBITDA margin = EBITDA / operating revenues.

In 4Q13, operating costs excluding D&A and PRBs declined by 1.2% y.o.y (Euro 4 million) to Euro 371 million. Wages and salaries decreased by 4.3% y.o.y to Euro 57 million explained by higher efficiency levels in certain internal processes and lower costs related to the restructuring plan implemented in 2Q13. Direct costs were up by 3.0% y.o.y to Euro 119 million in 4Q13, reflecting mainly: (1) higher capacity costs, (2) higher traffic costs, and (3) higher programming costs (+5.2% y.o.y in 4Q13), on the back of sustained customer growth and investment in the differenciation of the MEO content offering. Despite this investment, programming costs per customer declined by 2.3% y.o.y. Commercial costs increased by 14.0% y.o.y to Euro 85 million in 4Q13, reflecting the increased push of commercial activities due to the rollout of M4O, which already account for 1.7 million RGUs in February 2014. Other operating expenses decreased by 12.5% y.o.y in 4Q13 to Euro 110 million, primarily explained by a relentless focus on cost cutting and profitability and also an increase in maintenance productivity due to the implementation of new generation access networks (FTTH). Structural costs benefit from the FTTH and 4G-LTE networks as they dramatically improve efficiency of data transmission and the extensive operational transformation programme continued to be visible with improved quality of service and lower cost structure.

In 4Q13, EBITDA in Portuguese telecommunications businesses stood at Euro 268 million (-5.8% y.o.y) with a margin of 42.0% (-1.2pp y.o.y). EBITDA performance reflected primarily the decline in service revenues (Euro 24 million), which have a higher operating leverage. In effect, service revenues less direct costs declined by Euro 27 million, while EBITDA declined by Euro 17 million as a result of lower operating expenses that stem from context measures but also from the fact that new technologies are more cost efficient.

Capex from Portuguese telecommunications businesses decreased by 17.2% y.o.y to Euro 153 million in 4Q13 and stood at 24.0% of revenues (-4.0pp y.o.y), mainly due to lower infrastructure and technology related capex, as a result of the strong investments made in the past years, both on FTTH and 4G-LTE networks. In 4Q13, the investment in the Portuguese telecommunications businesses was primarily directed to: (1) technology and infrastructure capex (Euro 78 million, -13.3% y.o.y); (2) customer capex, which amounted to Euro 39 million (-7.0% y.o.y), and (3) investments in IT/IS projects, which represented 14% of total capex in 4Q13. These past investments have translated into PT’s clear leadership in FTTH and 4G-LTE coverage in Portugal, where PT already covers 1.6 million households with FTTH and circa 93% of the population with 4G-LTE allowing speeds of up to 150 Mbps. PT is testing LTE-Advanced and has already achieved speeds of 300Mbps, preparing the evolution of its 4G-LTE offer. EBITDA minus capex in 4Q13 was up by 15.3% y.o.y to Euro 115 million.

Capex in the Portuguese telecommunications businesses, which is expected to be more demand driven given the recent investments in the modernisation of the networks and in technology, should be below Euro 400 million in 2014.

International Businesses

Oi

In 4Q13, Oi’s revenue generating units (RGUs) stood at 74,466 thousand, up by 0.2% y.o.y, including: (1) 17,837 thousand residential RGUs (-2.7% y.o.y); (2) 47,727 thousand personal mobile customers, which grew by 3.1% y.o.y, and (3) 8,246 thousand Corporate and SMEs RGUs, down by 8.1% y.o.y. Against a less buoyant macroeconomic environment and taking into consideration the Company’s focus on financial discipline, since 2Q13 Oi has adopted a more conservative business strategy, adjusting its credit policies and revisiting its sales processes to ensure profitable growth. This change is aimed at improving the quality of the customer base reducing bad debt levels while increasing customer loyalty.

In 4Q13, Oi continued to focus on customer quality, including bad debt reduction and disconnections, through a more conservative commercial strategy, in order to increase profitability in the residential segment. Fixed broadband and pay-TV accesses continued to show a steady growth, having increased by 3.1% y.o.y to 5,258 thousand and by 9.5% y.o.y to 829 thousand customers, respectively, while fixed lines decreased by 5.8% y.o.y to 11,750 thousand, reflecting Oi’s purpose of improving the quality of its customer base. This performance continues to confirm the turnaround of the historical wireline trends, as the level of disconnections remained under control. During 2013, Oi continued to implement initiatives focused on cross selling, bundling and retention while offering the products that are most suited for each customer profile. Against this backdrop, the selling effort is now focused on redesigning customers fixed plans, upselling fixed-line customers with broadband and pay-TV and promoting fixed-mobile convergence. This nationwide strategy is complemented by a local and regional focus, with differentiated campaigns and promotions aimed at improving Oi’s competitiveness in local markets and taking advantage of local growth opportunities. In addition, Oi increased its ability to retain customers, through investments in the expansion of the capillarity and capacity of its broadband network and upgrading customer speeds. As a result of these efforts, the average broadband speed in Oi’s residential customer base stood at 3.8 Mbps in 4Q13, which compares to 3.2 Mbps in 4Q12 (+18.8% y.o.y), reflecting that 39% (+8pp y.o.y) of Oi’s broadband customers have speeds above 5 Mbps and approximately 18% already have speeds above 10Mbps.

In 4Q13, Oi’s pay-TV customer base reached 829 thousand customers (+9.5% y.o.y). The slower sequential growth reflects mainly a more conservative business strategy, as referred to above, aligned with Oi’s commitment to quality sales across all customer segments and the decision to relaunch Oi TV in 2014, after the implementation of a new platform over the SES-6 satellite contracted in 2013, which impacted customer growth in 4Q13. The initiatives adopted for the segment include a more restrictive credit policy, lower commercial offers and a customer base clean-up. Oi’s pay-TV customer base now represents 7.0% of fixed lines (+1.0pp y.o.y), reflecting the continued rollout of an important loyalty and upselling lever in the residential segment. In effect, Oi’s pay-TV offer has entry-level packages with HD channels at competitive prices, thus improving the penetration potential in Oi’s fixed customer base. In addition, the offer includes interactive services, among other features, which are acting increasingly more as ARPU enhancers. The SES-6 satellite, leased by Oi to increase its DTH capacity, enabling DTH growth over the medium and long term, will improve signal quality and coverage, allowing it to strenghten its channel line-up and include new pay-per-view and interactive services.

As at 31 December 2013, Oi had 6,911 thousand customers subscribing to more than one service, equivalent to 58% of the residential customer base (+4.7pp y.o.y).

Oi operating data

	4Q13	4Q12	y.o.y
Residential RGUs (‘000)	17,837	18,337	(2.7)%
Fixed lines	11,750	12,478	(5.8)%
Fixed broadband	5,258	5,102	3.1%
Pay-TV	829	757	9.5%
ARPU (R$)	73.9	69.2	6.8%
Personal Mobility RGUs (‘000)	47,727	46,305	3.1%
Prepaid customers	41,019	39,832	3.0%
Postpaid customers + Oi controle	6,708	6,472	3.6%
Corporate / SMEs RGUs (‘000)	8,246	8,971	(8.1)%
Fixed lines	5,105	5,422	(5.8)%
Broadband	630	594	6.1%
Mobile	2,511	2,955	(15.0)%
Other (‘000)	655	727	(9.9)%
RGUs (‘000)	74,466	74,339	0.2%

In 4Q13, Oi’s Residential revenues increased by 0.7% y.o.y to R$ 2,606 million, continuing to show a solid improvement due to the positive contribution from triple and quadruple-play offers, which compensated the traditional pressure in fixed voice. Upselling also contributed to revenue increase, both in terms of broadband, underpinned by network improvements, as well as pay-TV, offering more complete packages and extra premier channels. This performance, coupled with a significant reduction in fixed line churn, is explained by Oi’s successful strategy of offering convergent services and initiatives to increase profitability and customer loyalty, leading to a residential ARPU growth of 6.8% y.o.y, reaching R$ 73.9.

In the Personal Mobility segment, Oi’s mobile customers stood at 47,727 (+3.1% y.o.y) with net additions of 390 thousand in 4Q13 and 6,708 thousand postpaid customers (+3.6% y.o.y), that represented 14.1% of the Personal Mobility customer base at the end of 4Q13 (14.0% in 4Q12). The postpaid customer base remained stable compared to 3Q13 as Oi is becoming more restrictive in its sales approach and in handset subsidies, focusing more on the quality of the sales and reducing churn. These initiatives reflect a less buoyant macro environment and a renewed focus on financial discipline and aim at achieving sustainable growth and monetising the postpaid base.

In 4Q13, prepaid customers reached 41,019 thousand (+3.0% y.o.y). Taking into consideration Oi’s focus on financial discipline and cash-flow, the prepaid segment is strategically important due to its intrinsic characteristics, such as: (1) scale; (2) very low relative customer acquisition costs; (3) neither invoice nor collection costs; (4) no bad debt issues, and (5) favourable impact on working capital. Against this backdrop, and in line with Oi continued focus in promoting voice and data usage, gross recharges reached a record level in December, outperforming the 3% increase in the prepaid customer base. In 4Q13, the average recharge increased by 5.6% y.o.y, the highest level since 2010. Oi successfully implemented an active campaign management platform, which was launched as a pilot in 2Q13 and is enabling customised campaigns to prepaid and Oi Controle customers by allowing real-time one-to-one messages to encourage customers to recharge and purchase add-on services based on their profile and context, thus making the offers more relevant. Oi is also strenghtening its retail presence and expanding the network of SIM card distribution and recharge sales points, thus providing additional convenience to its customers.

In 4Q13, Oi’s Personal Mobility revenues stood at R$ 2,389 million, having decreased by 3.0% y.o.y, against a backdrop of lower MTRs and lower revenues from handset sales. Oi’s service (customer) revenues increased by 3.4% y.o.y to R$ 1,737 million, reflecting the strong performance in data and value added services, explained by the initiatives taken to increase the penetration of data usage in the customer base and the continuous expansion of 3G coverage and on the back of improved prepaid offers, leading to a continued growth of the average recharge volume.

Oi’s Corporate / SMEs customers stood at 8,246 thousand in 4Q13 (-8.1% y.o.y), reflecting the continuous focus on sales quality and customer base clean-up. The reduction of the customer base was mainly consequence of Oi’s strategy to focus on profitability, including the more rational use of handset subsidies, as well as the reassessment of the sales process in seeking a higher quality customer addition mix. As such, in 4Q13, revenues from the Corporate / SMEs segment decreased by 3.6% y.o.y to R$ 2,117 million.

Oi’s strategy is focus on capturing synergies with PT and take advantage of its cloud computing expertise to provide more complete services, seeking solutions that are both scalable and available, as well as to reduce costs. In the previous quarter, Oi launched the second phase of its cloud computing services targeted at the corporate and SME segment to reinforce the offering of innovative technologies to Oi’s customers under a lease model. The new solutions will operate on Oi and PT’s international data centre network, including the Covilhã facility, one of the biggest and most efficient in the world.

Oi’s mobile customers stood at 50,238 thousand (+2.0% y.o.y), with net additions of 203 thousand in 4Q13. In 4Q13, Oi focused on profitable growth with initiatives for the prepaid and Oi controle segments, such as the continuation of a strict base clean-up policy and targeted direct marketing initiatives, and for the postpaid segment with a commitment to higher quality of sales.

Oi pro-forma consolidated revenues (1)	R$ million, 100%

	4Q13	4Q12	y.o.y	2013	2012	y.o.y
Residential	2,606	2,589	0.7%	10,303	9,974	3.3%
Personal Mobility	2,389	2,463	(3.0)%	9,290	9,102	2.1%
Services	1,737	1,680	3.4%	6,609	6,276	5.3%
Network Usage	490	587	(16.5)%	2,147	2,337	(8.1)%
Sales of handsets, sim cards and others	161	195	(17.4)%	535	489	9.4%
Corporate / SMEs	2,117	2,195	(3.6)%	8,455	8,510	(0.6)%
Other services	97	143	(32.2)%	375	556	(32.6)%
Pro-forma consolidated net revenues	7,209	7,390	(2.4)%	28,422	28,142	1.0%

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Following the early adoption of IFRS11 in PT’s consolidated financial statements, the interest in Oi was accounted by the equity method. Nonetheless, PT’s management continues to analyse this business segment. 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

In 4Q13, Oi’s pro-forma consolidated net revenues, as reported by Oi, decreased by 2.4% y.o.y to R$ 7,209 million, impacted by: (1) lower MTRs; (2) a decrease on traffic in the Corporate / SMEs segment, and (3) the focus on profitability and protection of Oi’s financial position. These effects were partially offset by the positive performance of pay-TV and fixed broadband in the residential segment.

EBITDA, as reported by Oi, stood at R$ 3,496 million, with a margin of 48.5%. This performance was impacted by a non-recurrent operating revenue amounting to circa R$ 1.5 billion, related to the sale of GlobeNet. Excluding this non-recurrent impact, EBITDA would have sequentially improved by 1.7% q.o.q, reflecting the early results from Oi’s focus on financial discipline and operational efficiency. EBITDA performance reflects mainly: (1) a 41.8% improvement in provisions for bad debt in 4Q13 compared to 3Q13, underpinned by the favourable impacts of the initiatives to improve the quality of sales, the collection process and more strict credit requirements, and (2) lower interconnection costs, which in 4Q13 reached R$ 905 million (-19.6% y.o.y), reflecting MTR reductions and the settlement of agreements with other operators. Additionally, in 4Q13 Oi booked a gain associated with the reversal of labor contingencies amounting to R$ 115 million, of which R$ 74 million were deemed to be related to prior years. This gain was offset by one-offs including provisions related to write-offs of fixed assets.

Capital expenditures stood at R$1,515 million in 4Q13 (-28.1% y.o.y) reflecting primarily past investments in mobile and broadband networks as well as best allocation of investments. As a result, EBITDA minus capex in 4Q13 reached R$ 1,981 million, having increased by 231% q.o.q and by 383% y.o.y. Net debt stood at R$30,416 million at the end of 4Q13 (21.3% y.o.y).

Oi pro-forma income statement (1)	R$ million, 100%

	4Q13	4Q12	y.o.y		2013	2012	y.o.y
Pro-forma consolidated net revenues	7,209	7,390	(2.4)%		28,422	28,142	1.0%
Pro-forma operating costs	3,713	4,874	(23.8)%		18,839	19,269	(2.2)%
Interconnection	905	1,125	(19.6)%		3,966	4,414	(10.1)%
Personnel	585	536	9.1%		2,453	2,016	21.7%
Materials	62	46	34.8%		221	156	41.7%
Cost of goods sold	135	207	(34.8)%		515	542	(5.0)%
Third-party services	2,040	2,202	(7.4)%		8,394	8,236	1.9%
Marketing	148	108	37.0%		539	475	13.5%
Rent and insurance	533	437	22.0%		2,067	1,813	14.0%
Provision for bad debt	117	157	(25.5)%		850	595	42.9%
Other operating expenses (revenue), net	(811)	56	n.m.		(165)	1,021	(116.2)%
Pro-forma EBITDA	3,496	2,516	39.0%		9,583	8,873	8.0%
EBITDA margin	48.5%	34.0%	14.5	pp	33.7%	31.5%	2.2	pp

(1) The pro-forma data amount refers to the former TNL as if the takeovers had occurred on 1 January 2012. Following the early adoption of IFRS11 in PT’s consolidated financial statements, the interest in Oi was accounted by the equity method. Nonetheless, PT’s management continues to analyse this business segment. 2012 figures were restated in order to reflect the impacts of the adoption of the IFRS 11 Joint Arrangements and of the revised version of IAS 19 Employee Benefits, as explained in more detail under the section “Other disclosures, changes in accounting policies and estimates”.

04

Other Disclosures

Additional information

2. October.13 | PT, Oi S.A. (“Oi”), AG Telecom Participações S.A., LF Tel S.A. and their respective affiliates announced the signing of a memorandum of understanding (“MOU”) setting out the basis for a proposed merger of PT, Oi and the Oi Holding Companies into a single incorporated listed entity. The merger is a natural fulfilment of the industrial alliance established in 2010 creating a leading telecoms operator led by Zeinal Bava as CEO.

7. February.14 | PT announced that it has made available a consent solicitation memorandum regarding the solicitation of consents from the holders of its €400 million 6.25 per cent. Notes due 2016 issued under its Euro Medium Term Note programme and the €750 million 4.125 per cent. Exchangeable Bonds due 2014 issued by Portugal Telecom International Finance B.V.. The consent solicitation is being made in connection with the transaction between PT and Oi that was announced on 2 October 2013.

Please see additional information in the notes to our financial statements as at 31 December 2013.

Changes in accounting policies and estimates

PT’s consolidated financial statements are prepared in accordance with IFRS as adopted by the European Union, under which the adoption of IFRS 11 Joint Arrangements is mandatory only as from 1 January 2014, although early adoption is allowed. Under IFRS 11, the proportional consolidation of joint controlled entities is no longer possible and equity method of accounting is required. PT decided for the early adoption of IFRS 11, once the adoption of this standard is mandatory for NYSE reporting. Following the early adoption of IFRS 11, PT’s joint control interest in Oi, Contax and controlling entities was accounted by the equity method and prior year information was restated accordingly.

Post retirement benefits costs in 2012 were restated in order to reflect the impact of the adoption of the revised version of IAS 19 Employee Benefits. The main changes consisted of determining the expected return on assets based on the discount rate of the correspondent liabilities instead of the long-term rate of return on assets, which in our case resulted in a lower return on assets and consequently higher post retirement benefits costs.

The impacts of these adoptions are as follows:

Euro million

	1Q12	2Q12	3Q12	4Q12	2012	1Q13	2Q13	3Q13	4Q13	2013
Reported previously
Revenues	1,715.7	1,629.0	1,639.2	1,614.9	6,598.8	1,552.6	1,539.8	1,454.3	1,440.8	5,987.6
EBITDA	571.7	569.4	587.8	539.9	2,268.7	526.3	490.6	497.5	607.8	2,122.2
Net Income	56.5	68.8	63.7	41.4	230.3	26.7	257.3	21.0	25.9	331.0
Capex	258.9	263.2	368.1	426.6	1,316.8	286.5	309.7	267.4	314.4	1,178.1
Net Debt	7,073.5	7,871.7	7,764.5	7,711.2	7,711.2	8,100.6	7,937.5	7,763.2	7,629.8	7,629.8
Restated
Revenues	780.0	771.2	770.0	757.6	3,079.0	717.6	734.8	723.0	735.7	2,911.2
EBITDA	330.9	333.0	327.7	298.5	1,290.1	289.9	296.0	295.2	281.3	1,162.4
Net Income	55.4	67.7	62.6	40.1	225.8	26.7	257.3	21.0	25.9	331.0
Capex	133.1	161.8	153.8	212.6	661.2	119.7	159.0	131.1	179.2	589.0
Net Debt	4,671.9	4,926.2	4,816.6	4,760.3	4,760.3	4,790.2	4,798.1	4,809.5	4,798.1	4,798.1

Please see additional information regarding the matters referred to above, including the detailed impacts of the restatements, in Note 3 of our financial statements as of 31 December 2013.

Forward looking statement / disclaimer

This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not statements of historical fact, and reflect goals of the company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these forward-looking statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the results of operations of the company to be achieved may be different from the company’s current goals and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the company does not undertake any obligation to update them in light of new information or future developments.

05

Glossary

ARPU	Average Revenue per User. Monthly average recurrent service revenues per average number of users in the period, includes interconnection and roaming out revenues.

Capex	Capital expenditure. Investments in tangible and intangible assets.

Cash flow	The difference between cash inflows and cash outflows for a specific period.

Cloud services

Services delivering virtual and centralised IT/IS resources, that differentiate from traditional IT approach due to the availability through a network on “as a service” and on demand model, offering a pay as you use pricing to the customer. Cloud services usually include infrastructure (IaaS), software (SaaS) and plataforms (PaaS), and are growing to other portfolio areas like communication (CaaS) and security.

Curtailment costs	Work force reduction programme costs.

Diluted earnings per share	Earnings per share computed using net income excluding the costs associated with the convertible bonds divided by the diluted number of shares.

EBITDA	EBITDA = income from operations + PRBs + depreciation and amortisation.

EBITDA margin	EBITDA Margin = EBITDA / operating revenues.

EBITDA to net interest	EBITDA to net interest = EBITDA / net interest

Enterprises	Customer segment that includes all SOHOs, SMEs and corporate customers that subscribe wireline and wireless products and services. All figures are gross of intercompany eliminations.

Free cash flow

Free cash flow = operating cash flow +/- acquisitions/sales of financial investments +/- net interest paid – payments related with PRB – income taxes paid +/- dividends paid/received +/- other cash movements.

FTTH	Fibre-to-the-home. Next generation network that brings fibre to the customer premises.

GSM	Global System for Mobile. Internationally standardised digital radio network that allows both voice and data transmission.

HDTV	High Definition Television. Transmission of the television signal with a higher resolution than the traditional formats.

IAS/IFRS	International Accounting Standards/International Financial Reporting Standards. The international accountancy standards adopted as of 1 January 2005.

Income from operations	Income from operations = income before financials and taxes + workforce reduction costs + losses (gains) on disposal of fixed assets + net other costs.

IP	Internet Protocol. Standard that specifies the exact format of packets of data as they are transmitted through an Internet network.

IPTV	Internet Protocol Television. Digital television service available over a fixed telephony line, through a broadband connection.

ISDN	Integrated Services Digital Network. Digital telecommunications network that allows simultaneous voice and data transmission over an access line.

ISP	Internet Service Provider. Company that provides access to the Internet.

MMS	Multimedia Message Service. Technology allowing for data such as text, tunes, pictures, photos and brief video sequences to be transmitted via mobile phone.

MOU	Minutes of Usage. Monthly average of outgoing and incoming traffic in minutes per average number of users in the period. Segmented MoU does not include interconnection minutes.

Net Debt	Net debt = short-term debt + medium and long-term debt - cash and equivalents

Net debt to EBITDA	Net debt to EBITDA = Net debt / EBITDA

NGAN	Next generation access network.

Non-voice revenues as % of revenues	Percentage of retail service revenues related to data, video or other non-voice services.

Operating cash flow	Operating cash flow = EBITDA - capex +/- change in working capital +/- non-cash provisions.

Personal	Customer segment that includes all consumer customers that subscribe to wireless products and services on an individual basis. All figures are gross of intercompany eliminations.

PRB	Post Retirement Benefits Costs.

PBO	Post Retirement Benefit Obligations.

PSTN	Public Switched Telephone Network. Traditional telephone system that runs through copper lines.

Quadruple-play Offer

(1) all-in-one bundle offers, which include standard pay-TV, broadband internet and fixed and mobile telephony services as a package, and (2) non-bundle quadruple-play customers, which subscribe standard TV, broadband internet and fixed and mobile telephony to PT through individual service subscriptions rather than through our all-in-1 bundles.

Residential	Customer segment that includes all consumer customers that subscribe to wireline products and services at home on an individual basis. All figures are gross of intercompany eliminations.

Retail RGU per access	Retail accesses per PSTN/ISDN line.

SARC	Subscriber Acquisition and Retention Cost. SARC = (70% of marketing and publicity costs + commissions + subsidies) / (gross additions + upgrades).

SMS	Short Message Service. Short text messages service for mobile handsets, allowing customers to send and receive alphanumerical messages.

Tribal plans	Flat-fee prepaid tariff plans offering unlimited traffic for customers using the same tariff plan

Triple-play Offer

(1) all-in-one bundle offers, which include standard pay-TV, broadband internet and fixed telephony services as a package, and (2) non-bundle triple-play customers, which subscribe standard TV, broadband internet and fixed telephony to PT through individual service subscriptions rather than through our All-in-1 bundles.

VoD	Video-on-demand. System that allows users to select and watch videos.

Wholesale, Other and Eliminations

Customer segment that includes all the wireline and wireless wholesale business for, the other businesses (e.g. directories) and all intercompany eliminations that are related to the Portuguese telecommunications businesses.

3G	3Generation. Third generation is a generic term, covering several technologies for mobile networks (UMTS, W-CDMA and EDGE), that integrate mobile multimedia services and allows a higher data transmission rates than GSM technology.

4G-LTE

4Generation. Fourth generation is a generic term, covering technologies for mobile access network (LTE/LTE Advanced) with high spectral efficiency, high peak data rates, short round trip time and frequency flexibility allowing enhanced broadband and multimedia services.

Additional Information

This information is also available on PT’s IR website ir.telecom.pt and mobile website m.telecom.pt and on PT’s IR&CSR app for iPad and Android tablets.

Conference Call details

Date: 19 February 2014

Time: 16:00 (Portugal/UK), 17:00 (CET),
11:00 (US/NY)

Telephone numbers

Outside US: +1 201 689 7817

US and Canada: 877 269 7756

If you are unable to attend the conference call
a replay will be available for one week through
the following numbers:

Outside US callers: +1 201 612 7415
(Conference ID: 13575042)

US and Canada callers: 877 660 6853
(Conference ID: 13575042)

Contacts

Luís Pacheco de Melo

Group Chief Financial Officer

luis.p.melo@telecom.pt

Bruno Saldanha

Chief Accounting Officer

bruno.m.saldanha@telecom.pt

Nuno Vieira

Investor Relations Officer

nuno.t.vieira@telecom.pt

Portugal Telecom Avenida Fontes Pereira de Melo, 40 1069-300 Lisboa, Portugal Tel.: +351 21 500 1701 Fax: +351 21 500 0800	Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.